EXHIBIT 2.1

Yamaha Corporation

Steinberg Media Technologies GmbH

Share Purchase and Transfer Agreement

dated December 20, 2004

Mainzer Landstraße 16

D-60325 Frankfurt am Main

Postfach 17 01 11

D-60075 Frankfurt am Main

Telephone (49-69) 7 10 03-0

Facsimilie (49-69) 7 10 03-333

Share Purchase and Transfer Agreement

between

(1)	Pinnacle Systems GmbH,

Frankfurter Straße. 3c, 38122 Braunschweig, Germany

- hereinafter referred to as “Seller” -,

and

(2)	Yamaha Corporation,

10-1 Nakazawa-cho, Hamamatsu-shi, Shizuoka-ken, 430-8650, Japan

- hereinafter referred to as “Purchaser” -

and

(3)	Steinberg Media Technologies GmbH,

Neuer Höltigbaum 22-32, 22143 Hamburg, Germany

- hereinafter referred to as the “Company”

and

(4)	Pinnacle Systems, Inc.

280 North Bernardo Avenue

Mountain View, CA 94043, USA

- hereinafter referred to as “Pinnacle, Inc.”

solely for the purpose of its own obligations pursuant to Clauses 4.6, 5.25, 6.2.2, 9.6, 9.7, 10.1, 10.2, 10.3, 10.4.2 and 12.

Any reference in this Agreement to “Parties” shall only refer to parties named under (1) and (2) above.

Index

1	Sale and Transfer of Share and Inter-Company Loans	4

2	Consideration	5

3	Closing	6

4	Period up to Closing	10

5	Statements of the Seller	11

6	Indemnification for Taxes, other Public Charges and Employment Claims	24

7	[Intentionally left blank]	28

8	Statements of the Purchaser	28

9	Performance and Liability	29

10	Covenants	31

11	[Intentionally left blank]	35

12	Miscellaneous	36

PREAMBLE

(A)	The Company is a limited liability company under German law with registered seat in Hamburg, registered in the commercial register of the lower court of Hamburg under HRB 86534. The share capital of the Company amounts to EUR 6,891,310 which is divided into one share with a par value of EUR 6,891,310 (the “Share”).

(B)	The Company develops software and hardware for digital audio recording, editing and publishing and renders services related to its products (the “Steinberg Business”). The Company forms an integrated part of a group of companies, the ultimate parent company of which is Pinnacle, Inc., seated in Mountain View, California. As result of such integration, (i) several legal and factual relations exist among the Company and other companies directly or indirectly controlled by Pinnacle, Inc. (the “Pinnacle Group”) as specified in more detail in Clause 10.4 hereof and (ii) Pinnacle, Inc. conducts / has conducted certain business activities that are related to the Steinberg Business in the United States (the “Steinberg US Business”), in particular distribution activities for products of the Company.

(C)	The Seller is part of the Pinnacle Group and the sole shareholder of the Company and holds the Share with a par value of EUR 6,891,310.

(D)	The Seller has made available to the Company (i) a subordinated loan with a principle amount of up to EUR 2,000,000 pursuant to a loan agreement dated January 2, 2003 and (ii) a further subordinated loan with a principle amount of up to EUR 850,000 pursuant to a loan agreement dated February 3, 2003; both of these loans have been drawn fully by the Company (hereinafter collectively the “Inter-Company Loans”). According to the terms of the loan agreements, the Inter-Company Loans shall bear interest at a fluctuating interest rate equal to the applicable EURIBOR at the last day of the previous calendar year plus 1%. As of November 26, 2004, the accrued and not paid interest amounted to EUR15,698.76.

(E)	The Purchaser is a limited liability company under Japanese law with registered seat in Hamamatsu. Since its founding in 1987, the Purchaser has developed, manufactured, and sold musical instruments and software while also broadening its operational scope to include audio video (AV) equipment, semiconductor products, and diverse other business fields.

(F)	The Seller is interested in selling and the Purchaser is interested in acquiring the Steinberg Business, including, without limitation, the Steinberg US Business, and the Share in the Company on the terms and conditions set forth in this Agreement (the “Transaction”).

Now, thereupon, the Parties, Pinnacle, Inc. and the Company agree as follows:

1	Sale and Transfer of Share and Inter-Company Loans

1.1	Sale and Transfer of Share

On the terms and subject to the conditions set forth in this Agreement, the Seller hereby sells to the Purchaser and the Purchaser hereby purchases from the Seller the Share together with all ancillary rights including all rights to profits of the current fiscal year and all non-distributed profits of previous fiscal years. The Seller hereby assigns and transfers the Share conditionally upon signing of the Closing Memorandum the form of which is attached hereto as Exhibit 1.1 (the “Closing Memorandum”) by both Parties on Closing. The Purchaser accepts such conditional assignment and transfer of the Share.

1.2	Sale and Transfer of the Inter-Company Loans

On the terms and subject to the conditions set forth in this Agreement, the Seller hereby sells to the Purchaser and the Purchaser hereby purchases from the Seller the Inter-Company Loans together with all ancillary rights including all rights to any accrued and not paid interest. The Seller hereby assigns and transfers the Inter-Company Loans conditionally upon signing of the Closing Memorandum by both Parties on Closing. The Purchaser accepts such conditional assignment and transfer of the Inter-Company Loans and the Company hereby consents to the sale and transfer of the Inter-Company Loans to the Purchaser.

2	Consideration

2.1	Aggregate Purchase Price

The aggregate consideration to be paid by the Purchaser to the Seller for the sale and transfer of the Share and the sale and transfer of the Inter-Company Loans and the Returned Products (as defined in Clause 10.4.2 (i)) shall be an amount of US$ 28,470,000 (in words: Twenty-Eight Million Four Hundred Seventy Thousand United States Dollars) (the “Aggregate Purchase Price”).

2.2	Allocation of the Purchase Price

The consideration to be paid by the Purchaser to the Seller for the sale and transfer of the Share shall be the Aggregate Purchase Price minus the Loan Purchase Price as converted from Euro into United States Dollars on the business day immediately preceding the Closing and minus the Product Purchase Price as converted from Euro into United States Dollars on the business day of the respective delivery (the “Share Purchase Price”).

2.3	Purchase Price for the Inter-Company Loans

The consideration to be paid by the Purchaser to the Seller for the sale and transfer of the Inter-Company Loans shall be the outstanding principal amount (in Euro) of the Inter-Company Loans plus all accrued and unpaid interest thereon (in Euro) as of the Closing (as defined below) (the “Loan Purchase Price”).

2.4	Product Purchase Price for the Returned Products

The consideration to be paid for the sale and delivery of the Returned Products pursuant to Clause 10.4.2 (i) (b) by the Purchaser (or by the Purchaser on behalf of its designee) to the Seller on behalf of that Affiliated Company that has sold the Returned Product to the Purchaser or the Company, as the case may be) for the sale and delivery of the Returned Products shall be the aggregate of the material costs of the Returned Products sold and delivered to the Purchaser or its designee pursuant to Clause 10.4.2 (i) (b) (as the case may be) (the “Product Purchase Price”). Material cost in the meaning of the preceding sentence shall be the price per unit calculated pursuant to the US-Distribution Agreement (as defined in the Company Separation Agreement), consistent with the past practice.

2.5	Payment of Aggregate Purchase Price

The Aggregate Purchase Price shall be due on Closing and shall be paid by the Purchaser to the Seller by money transfer into the bank account of the Seller on or before Closing. Seller shall notify Purchaser in writing about bank and account details at a time reasonably in advance of the Closing Date.

2.6	Value Added Tax

The Parties understand that the sale and transfer of the Share and the Inter-Company Loans is not subject to value added tax (“VAT”). If, to the contrary, VAT is payable, it shall increase the Aggregate Purchase Price accordingly and shall be due as soon as the Purchaser has received from the Seller proof of assessment of VAT and a respective invoice which conforms to the provisions of sec. 14 German Value Added Tax Act. In case the sale and delivery of Returned Products pursuant to Clause 10.4.2 (i) (b) is subject to VAT with the Seller or any of its Affiliates, the Seller or any of its Affiliates is obliged to submit a corrected invoice matching the respective legal requirements, which allows Purchaser to claim for a refund of the respective VAT in the respective jurisdiction.

3	Closing

Closing shall take place at the offices of Linklaters Oppenhoff & Rädler in Frankfurt am Main at 10:00am on the second business day immediately after the day on which the last Closing Condition in Clauses 3.1 and 3.2 has been satisfied, but within the timeframe as provided by Clauses 4.8.1 (ii) and 4.8.2 or at any other time and place as the Parties may mutually agree (the “Closing Date”) if the following conditions (“Closing Conditions”) have been met (the “Closing”):

3.1	Purchaser’s Closing Conditions

The Purchaser shall only be obligated to close as provided in Clause 3.3 if all of the following Closing Conditions have been met:

3.1.1	(i) All of the Statements of Seller and Pinnacle, Inc., where applicable, contained in this Agreement are true and correct on and as of the Closing as if made on and as of the Closing (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date), and (ii) Seller and Pinnacle, Inc., as applicable, shall have performed or complied or delivered, as the case may be, all covenants, agreements, conditions or documents required by this Agreement to be performed, complied with or delivered by Seller or Pinnacle, Inc., as applicable, prior to or on the Closing, except in each case of clause (i) or (ii) of the foregoing, which has not caused or would not reasonably be expected to cause a Material Adverse Change.

Notwithstanding the foregoing, there shall not exist a breach of a representation or warranty on the part of Seller (a) regarding legal rights (Rechte), title (Eigentum) or economic interest (wirtschaftliches Eigentum) that would impair Purchaser’s ability to acquire by this Transaction the Share free and clear from any encumbrances, liens or any other rights or interests of third parties of any type whatsoever and to become sole and unrestricted shareholder of the Company or (b) that would materially and adversely affect the right or power of Purchaser or the Company to own and operate the Steinberg Business or the Steinberg US Business or

create a material adverse restriction, impediment or cessation of the manufacture and/or marketing of any material product presently manufactured and/or marketed by the Company, in each case which shall not have been cured within ten (10) business days following receipt by Seller of written notice of such breach from Purchaser;

3.1.2	there shall not be instituted and pending or threatened any action before any court or governmental entity to restrain or prohibit this Agreement or the consummation of the transactions contemplated hereby; and no preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing consummation of the sale of the Share to Purchaser shall be in effect;

3.1.3	Pinnacle, Inc. and the Purchaser (or any party as designated by the Purchaser) have entered into an Asset Purchase and Sale Agreement relating to the Steinberg US-Business, the form of which is attached hereto as Exhibit 3.1.3 (the “Asset Purchase and Sale Agreement”) and the transactions contemplated thereby shall have been consummated concurrently with Closing hereunder;

3.1.4	the Company Separation Agreement, the form of which is attached hereto as Exhibit 3.1.4 (the “Company Separation Agreement”) has been duly executed by the parties thereto and the transactions contemplated thereby to occur on or prior to the Closing shall have occurred prior to or simultaneously with the Closing;

3.1.5	the IP Cross License Agreement, the form of which is attached hereto as Exhibit 3.1.5a (the “IP Cross License Agreement”), the OEM Distribution Agreement, the form of which is attached hereto as Exhibit 3.1.5b (the “OEM Agreement”), and the Transitional Services Agreements, the form of which is attached hereto as Exhibit 3.1.5c (the “Transitional Services Agreement”) have been duly executed by the respective parties concurrently with the Closing;

3.1.6	the German Federal Cartel Office (Bundeskartellamt) has served a written notice to the Seller and/or the Purchaser declaring that it will not prohibit the Transaction or, alternatively, fails to notify the Seller and/or the Purchaser within one month after the pre-merger filing pursuant to Section 40 para 1 sentence 1 of the German Act Against Constraints on Competition (GWB) that it has commenced a formal investigation of the Transaction, or finally, the German Federal Cartel Office fails to issue an order pursuant to Section 40 para 2 sentence 1 GWB within the required time periods pursuant to Section 40 para 2 GWB. Neither Party shall grant its consent to any extension to the aforementioned time periods without the prior written approval of the respective other Party; and

3.1.7	the Seller has provided a copy of a shareholders’ resolution by which Oliver Hellmold and Christoph Schwieter are removed from office as Managing Directors of the Company as of the Closing Date; this shareholders’ resolution may include an approval of their management of the Company, which shall not, however, reduce the Seller’s obligations under this Agreement.

3.2	Seller’s Closing Conditions

The Seller shall only be obligated to close as provided in Clause 3.3 if all of the following Closing Conditions have been met:

3.2.1	(i) All of the Statements of Purchaser contained in this Agreement are true and correct on and as of the Closing as if made on and as of the Closing (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date), and (ii) Purchaser shall have performed or complied or delivered, as the case may be, all covenants, agreements, conditions or documents required by this Agreement to be performed, complied with or delivered by Purchaser prior to or on the Closing, except, in each case of clause (i) or (ii) of the foregoing, which has not caused or would not reasonably be expected to cause a Material Adverse Change;

3.2.2	there shall not be instituted and pending or threatened any action before any governmental entity to restrain or prohibit this Agreement or the consummation of the transactions contemplated hereby; and no preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing consummation of the sale of the Share to Purchaser shall be in effect;

3.2.3	Pinnacle, Inc. and the Purchaser (or any party as designated by the Purchaser) have entered into the Asset Purchase and Sale Agreement and the transactions contemplated thereby shall have been consummated concurrently with Closing hereunder;

3.2.4	the IP Cross License Agreement, the OEM Agreement and the Transitional Services Agreement have been duly executed by the respective parties concurrently with the Closing; and

3.2.5	the Closing condition contained in Clause 3.1.6 has been fulfilled.

3.3	Closing Actions and Obligations

At Closing Purchaser shall pay the Aggregate Purchase Price according to Clause 2.5 and simultaneously (Zug-um-Zug) the Parties, including Pinnacle, Inc., shall sign the Closing Memorandum to confirm that the Closing Conditions have been satisfied, sign the Assignment Agreement (evidencing assignment of the Inter Company Loans), the form of which is attached hereto as Exhibit 3.3 (the “Assignment Agreement”) and take the following actions:

3.3.1	Seller’s Deliveries

On Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser, the following:

(i)	the Seller shall confirm in writing the receipt of the Aggregate Purchase Price and the receipt of the payments payable under Article 2 of the Asset Purchase Agreement; and

(ii)	all other documents, certificates, instruments or writings required to be delivered by the Seller on Closing in order to consummate the transactions contemplated by this Agreement.

3.3.2	Purchaser’s Deliveries

On Closing, the Purchaser shall deliver, or cause to be delivered, to Seller, all other documents, certificates, instruments or writings required to be delivered by the Purchaser on Closing in order to consummate the transactions contemplated by this Agreement.

The Closing Conditions to be effected by the Seller or by the Purchaser, as the case may be, shall be fulfilled simultaneously (Zug-um-Zug) with the Closing Conditions to be effected by the respective other Party.

3.4	Cartel Approval

3.4.1	The Parties shall use their respective best efforts to promptly prepare and file any filings necessary to notify the German Federal Cartel Office of the Transaction (the “Cartel Filings”); the Cartel Filings shall be made by the Purchaser and the Seller jointly in close cooperation. The text of the respective filings shall be prepared by Purchaser and agreed upon between the Parties provided that the Seller and the Purchaser agree not to unreasonably delay any such filings. For the purpose of expediting consummation of the Transaction, the Parties shall promptly respond to any request for additional information made by the German Federal Cartel Office with respect thereto. The Purchaser shall be responsible for filing fees relating to the Cartel Filings. All other costs and expenses (including, without limitation, all legal fees and expenses) incurred in connection with the Cartel Filings shall be paid for by the Party incurring the same.

3.4.2	In the event the German Federal Cartel Office has (i) finally and absolutely prohibited or (ii) finally and absolutely permitted the Transaction only under certain conditions or requirements, the Parties shall conduct negotiations in good faith to determine whether the Transaction agreed upon in this Agreement can be realized in another way while furthering the economic interests of both Parties. If no agreement can be reached concerning a joint proceeding within three months after the Parties receive the above-described decision of the German Federal Cartel Office, each Party shall be entitled to withdraw from this Agreement and the Related Agreements to which it is a party by written statement submitted to the respective other Party. In case the Parties agree to file an objection to the prohibition or to the permission granted the Parties shall jointly decide on such objection or remedy and the content thereof.

4	Period up to Closing

For the period between the date hereof (“Signing”) and Closing, the Seller covenants and agrees with the Purchaser as follows:

4.1	the Seller shall use all commercially reasonable efforts to cause the management of the Company to operate the Company diligently and in good faith with due skill and care of a prudent business man and only in the ordinary course of business, in the manner as previously conducted and consistent with past management and business practices.

4.2	the Seller shall use all commercially reasonable efforts to cause the Company to (i) maintain, preserve, renew and keep in full force and effect the existing rights of the Company, (ii) maintain the assets in good working order, (iii) not allow the disposal or lapse of any Intellectual Property Rights (as defined in Clause 5.11), (iv) preserve for Purchaser the present Company’s relationships with suppliers, distributors, vendors, manufacturers, customers, communities and all others having business relations with the Company, and (v) not to allow any event or occurrence within Seller’s control which might, individually or in the aggregate, have a Material Adverse Change on the Company.

4.3	if the Seller becomes aware of any internal or external measures, events or occurrences, whether within the Seller’s control or not, which might, individually or in the aggregate, have a Material Adverse Change on the Company or its business, the Seller shall without undue delay notify the Purchaser about such measure, event or occurrence.

4.4	unless as provided for in Clause 10.4 or elsewhere in this Agreement, the Seller shall not pass any shareholders’ resolution with respect to the Company without prior written consent of the Purchaser and refrain from any other actions or transactions which might have any negative impact on the financial condition, operating results and cash flows of the Company or its businesses.

4.5	the Seller shall use all commercially reasonable efforts to cause the management of the Company to operate the Company and its business in such manner that the statements in Clause 5.9 will be correct also for the period from Signing to Closing unless agreed otherwise in writing with Purchaser or as provided for in this Agreement.

4.6	the Seller shall cause the Company to use commercially reasonable efforts to enter into confidentiality agreements with Ralf Kürschner, Michael Michaelis, Roland Mange, Dave Nicholson, Werner Kracht and Wolfgang Kundrus prior to the Closing.

4.7	Pinnacle, Inc. shall use commercially reasonable efforts to (i) maintain, preserve, renew and keep in full force and effect the Steinberg US Business, (ii) not allow the disposal or lapse of any Intellectual Property Rights (as defined in Clause 5.11), (iii) preserve for the Purchaser the present relationships of the Steinberg US Business with distributors, vendors, customers and all others having business relations with the Steinberg US Business, and (v) not allow any event or occurrence within Pinnacle, Inc.’s control which might, individually or in the aggregate, have a Material Adverse Change on the Steinberg US Business and/or the Intellectual Property Rights.

4.8	Termination of Agreement

4.8.1	The Purchaser may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing if

(i)	the Seller does not comply with the covenants as set forth in this Clause 4, or Pinnacle, Inc. does not comply with Clause 4.7, and such noncompliance results in or could reasonably be expected to result in a Material Adverse Change (as defined in Clause 4.8.3), or

(ii)	any of the Closing Conditions set out in Clause 3.1. have not been fulfilled within 2 months from the Signing Date and if the Cartel Office commences formal investigations, within 6 months from Signing, or

(iii)	a Material Adverse Change (as defined in Clause 4.8.3) has occurred since Signing.

4.8.2	The Seller may terminate this Agreement by giving written notice to the Purchaser at any time prior to the Closing if any of the Closing Conditions set out in Clause 3.2 have not been fulfilled within 2 months from the Signing Date and if the Cartel Office commences formal investigations, within 6 months from Signing.

4.8.3	“Material Adverse Change” shall mean any change, circumstance or effect which, individually or in the aggregate, is materially adverse to the business, operations, assets, affairs or condition (financial or otherwise) of the Company or the Steinberg US Business; provided, however, that none of the following shall be a Material Adverse Change: (i) changes in the industry or markets in which the Steinberg Business and the Steinberg US Business operates; (ii) changes resulting from the permitted disclosure of this Agreement or by the transactions contemplated hereby; (iii) changes in the U.S., German or world economy or business condition and (iv) not achieving any estimated or projected results of the Steinberg Business;

5	Statements of the Seller

The Seller hereby guarantees by way of an independent guaranty agreement pursuant to § 311 BGB with legal consequences as conclusively set forth in Clause 9 that the following statements are, subject to the disclosures made pursuant to this Clause 5 and the Exhibits to this Clause 5, true and correct as of Signing and will be true and correct as of the Closing, unless expressly otherwise provided hereunder. The Parties expressly agree that these statements shall not constitute a quality guarantee concerning the purchase object within the meaning of the Sections 443 and 444 BGB (Garantie für die Beschaffenheit eines Kaufgegenstandes).

5.1	Organization and Authority of the Seller

The Seller is duly incorporated and validly existing under German Law and has the corporate power to own its respective properties and to carry on its businesses as now being conducted. It has all requisite power and authority to enter into this Agreement and any related agreement (each a “Related Agreement”) to which it is a party and to consummate the transactions contemplated hereby and thereby.

5.2	Execution and Delivery

This Agreement and any Related Agreement to which the Seller is a party has been duly executed and delivered by it and, assuming the due authorization, execution and delivery by the other Parties hereto and thereto, constitute valid and binding obligations of the Seller enforceable in accordance with their respective terms, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

5.3	No Conflict

Except as set forth in Exhibit 5.3, the execution and delivery of this Agreement and any Related Agreement to which the Company is a party do not, and, the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in a conflict with, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (i) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which the Company or the Seller is subject, or (ii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or the Seller or their respective properties or assets.

5.4	Consents

The Seller has obtained all necessary corporate consents and taken all necessary corporate action, if any, required for the consummation of the transactions contemplated by this Agreement. Except as set forth in Exhibit 5.4, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission or any third party, is required by or with respect to the Seller or the Company, as applicable, in connection with the execution and delivery of this Agreement and any Related Agreement to which it is a party or the consummation of the transactions contemplated hereby and thereby. The Seller has or will have obtained all such consents, waivers, approvals and authorizations prior to Closing.

5.5	Due Existence of the Company and the Shares

The statements of the Preamble with respect to the Company are correct in every respect.

5.5.1

The Company is duly established and validly existing under German law as limited liability company which has been formed by change in legal form pursuant to Secs. 190 et seq. of the German Transformation Act (Umwandlungsgesetz). The change in legal form (Umwandlung) has been validly resolved and registered. The Company is not and will not be insolvent on or immediately after the Closing, in particular but without limitation, due to the implementation of this Agreement and the Related Agreements. None of the Company, its Managing Directors or a third party has applied for insolvency proceedings with respect to the Company, and there are no facts or reasons known to the Seller which would require the filing of insolvency proceedings. No hidden or open repayment of capital (Einlagenrückgewähr) has occurred. The Company has the corporate power to own its properties and to carry on its business as now being conducted. The certified excerpt of the commercial register of the Company attached hereto as Exhibit 5.5.1a fully and correctly reflects the legal status of the Company. The articles of association dated March 5, 2003 and attached hereto as Exhibit 5.5.1b (“Articles of Association”) are the currently valid Articles of Association of the Company. No shareholder resolution has been passed or action taken or is pending which would change the Articles of Association or the content of the certified excerpt of the commercial register attached as Exhibit 5.5.1a.

5.5.2	The Share is existing, fully paid in by conversion of the former stock corporation under the name STEINBERG Media Technologies AG in a limited liability company, without additional payment obligations (Nachschusspflichten) and except as set out in the current Articles of Association of the Company free of ancillary (Nebenpflichten) or other obligations or restrictions.

5.5.3	No resolution to liquidate the Company has been adopted, nor is there any action or request pending to accomplish such liquidation. Further, the Company has not been terminated and no resolution to redeem or to transfer the Share has been adopted except for a resolution with respect to this Transaction.

5.5.4	All shareholders’ resolutions required by law or by the Articles of Association of the Company have duly been passed in accordance with the law and the Company’s Articles of Association, in particular, but not limited to resolutions regarding the appropriation of profits and the adoption of the annual financial statements.

5.5.5	The Company is in compliance with all legal requirements with respect to the filing and the maintaining of corporate documents and to the filing of respective notifications to the commercial register. No resolutions have been passed or filed with the commercial register which have not yet been registered and which are not reflected in Exhibit 5.5.1a.

5.6	Title to Share and Interests in the Company

The statement of the Preamble about the Seller’s shareholding in the Company is complete and correct in every respect.

5.6.1	The Seller holds all legal rights (Rechte), title (rechtliches Eigentum) and economic interest (wirtschaftliches Eigentum) in and to the Share, free and clear from any encumbrances, liens or any other rights or interests of third parties of any type whatsoever and there are no claims for the granting of such rights or transfer of the Share.

5.6.2	The Company has not granted any direct or indirect equity interest of any type whatsoever in the Company other than the Share nor granted any right to participate in the turnover, profits or assets of the Company, and there are no rights, options or claims for the granting of any such interests or rights. The Company has not issued any financial instruments in addition to the Inter-Company Loans entered into with the Seller.

5.6.3	With the transfer of the Share to the Purchaser at Closing, the Purchaser will acquire full, unrestricted and unencumbered title to the transferred Share at its free disposal and all of the outstanding shares of (alle ausstehenden Geschäftsanteile) and equity interests in (Beteiligungen an) the Company.

5.6.4	Neither the Seller, nor any Affiliated Company holds any equity interest in any enterprise which is developing, marketing, distributing or selling products similar to the products currently developed, marketed, distributed and sold by the Company. “Affiliated Company” shall mean Pinnacle, Inc., PS Miro Holdings Inc. & Co. KG and any further affiliates of these companies and/or Seller in the meaning of Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz), excluding the Company. For purposes of this Agreement, any reference to the Seller and its Affiliated Companies shall be deemed to be the same as a reference to the “companies of the Pinnacle Group” with the exclusion of the Company.

5.6.5	Except for the Articles of Association of the Company (Gesellschaftsvertrag) dated March 5, 2003 as well as other agreements, resolutions and promises specifically referenced in Exhibit 5.6.5 and this Agreement, there are no agreements, resolutions or promises concerning the relationship between the Seller and the Affiliated Companies on the one hand and the Company on the other hand or any obligations to enter into such agreements, resolutions or promises.

5.7	Participations

5.7.1	The Company does not have any places of business, offices, branches or divisions outside of its principal place of business at Neuer Höltigbaum 22-32 in 22143 Hamburg.

5.7.2	The Company does not hold any direct or indirect equity interest in any other enterprises.

5.7.3	The Company is not party to an agreement between undertakings in the sense of Section 291 et seq. German Stock Corporation Act (AktG) (Unternehmensvertrag).

5.8	Financial Statements

The Company’s financial statement as of June 30, 2003 (“Financial Statement 2003”) and the Company’s financial statement as of June 30, 2004 (“Financial Statement 2004”) (together with the Financial Statement 2003 the “Financial Statements”), which are attached as Exhibit 5.8a and 5.8b to this Agreement have been prepared with the care of a prudent businessman on the basis of proper book-keeping and in accordance with accounting, valuation and depreciation principles generally accepted in Germany and such principles have been applied consistently and without change as in the preceding accounting period. All risks, devaluations and losses ascertainable at the time of the preparation of the respective financial statements have been duly provided for by sufficient depreciations, changes of evaluation or reserves or have been provided for in one of the aforesaid Financial Statements. The Company does not have any pension or similar obligation. The Financial

Statements are complete and correct in all material respects and present completely and correctly the financial condition, net assets, operating results and cash flows of the Company or of the Company and its consolidated subsidiaries, respectively, as of the dates and for the periods indicated therein in all material respects.

5.9	Ordinary Course of Business

Except as stated specifically in Exhibit 5.9, or elsewhere in this Agreement or its Exhibits, since June 30, 2004 until Closing, the Company has been and will be operated in the ordinary course of business with the due skill and care of a prudent business man, in particular

5.9.1	the Company has carried on its business in the ordinary and usual course and without entering into any transaction, assuming any liability or making any payment which is not in the ordinary course of its business and without any interruption or alteration in the nature, scope or manner of its business;

5.9.2	there have been no distributions of any kind to the Seller or Affiliated Companies nor has any such distribution been authorized;

5.9.3	the Company has not sold or otherwise transferred to the Seller or Affiliated Companies or any third party any part or line of its business or any corporate opportunities;

5.9.4	there has been no sale, lease, license or other disposition of any of the assets or properties of the Company, except in the ordinary course of business, or any creation of any security interest in such assets or properties;

5.9.5	there has been no damage or loss, whether or not covered by insurance, which materially affects the value of the Company’s assets or the operation of their businesses;

5.9.6	there has been no material deterioration in the financial condition, net assets, prospects or turnover of the Company;

5.9.7	there has been no increase of the credit lines of the Company and no credit or loan facilities have been taken up by the Company;

5.9.8	there has been no waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company;

5.9.9	there has been no change in pricing or royalties relating to the Company’s products or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed intellectual property to the Company which is not in the ordinary course of business;

5.9.10	the Company has not effected a change in the number or composition of the Company’s employees or the salaries, wages or other remuneration payable to them which is not in the ordinary course of business; and

5.9.11	there has been no notification by any customer of the Company of termination of its relationship with the Company (except for customers generating less than US$ 20,000 in revenues during last 12 months prior to Closing).

If any of the statements contained in Clauses 5.9.6 and 5.9.11 would in fact be correct as of the Signing but incorrect as of the Closing, this shall not be deemed to be an Incorrect Statement (as defined in Clause 9.1) if (i) the incorrectness is based on a fact that occurs after the Signing and is not under Seller’s or the Company’s control, this fact has occurred notwithstanding that the Seller has acted duly and in accordance with Clause 4 and the Seller has informed the Purchaser about the occurrence of such fact without undue delay after becoming aware of such fact or (ii) the Purchaser has agreed in writing to the particular measure or transaction that triggered such incorrectness, provided that these exceptions shall not reduce or limit any of the guarantees set forth in any other subsection of this Clause 5 or other statements, covenants or warranties of the Seller or Pinnacle, Inc. elsewhere in this Agreement.

5.10	Tangible Assets

To the Best Knowledge of the Seller, by the acquisition of the Company pursuant to this Agreement and the agreements set forth in Clause 10.4.1, the Purchaser will be able to continue the business of the Company as it has been conducted until Closing including, without limitation, the Steinberg US Business. On Closing the Company will have full, unrestricted and unencumbered title to, and possession of, all tangible assets which serve or are destined to serve its business which are listed in Exhibit 5.10d, including those tangible assets which are being transferred to the Company by the Affiliated Companies prior to Closing as listed in Exhibit 5.10a (the “Returning Tangible Assets”) and except for those tangible assets which are leased from persons and companies other than the Seller and the Affiliated Companies in the ordinary course of business on normal market terms under leases listed in Exhibit 5.10b (the “Leased Tangible Assets”) and those listed in Exhibit 5.10c which are still subject to usual reservations of title by suppliers and conditional upon payment (Eigentumsvorbehalt). Exhibit 5.10d contains a true and complete list of all fixed assets of the Company except for low value assets (geringwertige Wirtschaftsgüter) as of November 26, 2004 (“Tangible Assets”).

The Tangible Assets together with the Returning Tangible Assets and the Leased Tangible Assets comprise all of the material tangible assets of the Company used by the Company to conduct its business as it has been conducted until Signing and will be conducted until Closing, and as contemplated to be conducted by the Company, as described in any product roadmaps, business plans or the like existing as of Closing. The Tangible Assets together with the Returning Tangible Assets and the Leased Tangible Assets have been well maintained and are in good and serviceable condition, exempt from normal wear and tear.

All inventories of the Company that existed on June 30, 2004 are reflected in the Financial Statement 2004 on the basis of the principles generally accepted in Germany and such principles have been applied consistently and without changes as in the preceding accounting period. The present inventories will be, by quantity and quality, usable and saleable in the ordinary course of business, taking into consideration any devaluation made in respect thereof in the Financial Statement 2004 and which would be made by an diligent business man in the ordinary course of business for the period commencing after June 30, 2004.

5.11	Intangible Assets / Intellectual Property Rights

Exhibit 5.11 contains a complete and correct list of patents, utility models, design patents, trademarks and respective applications and a list of all other material intellectual property rights and a list of all licenses granted to the Company or being transferred to the Company by Affiliated Companies prior to or on Closing pursuant to Clause 10.4.1 which licenses are necessary for the Steinberg Business to continue operating as it is currently being operated, except for such licenses granted to the Company by third parties for (i) software which is used for administrative purposes and (ii) general software tools, such as assemblers, compilers, source code editors, run-time modules, libraries, test programs and the like, which are readily available on the market, provided that, in the case of (i) and (ii) above, the market price of which (and in absence the of a market price, the replacement cost of which) does not exceed EUR 10,000 in the individual case, which shall not apply for any software relating to the SAP System (together the “Intellectual Property Rights”; and the material licenses granted to the Company and listed in Exhibit 5.11, the “Licenses”)

5.11.1	to the Best of Knowledge of the Seller these Intellectual Property Rights are free from all rights of third parties and not subject to invalidity, cancellation or total or partial nullification or any material rights of prior users;

5.11.2	to the Best Knowledge of the Seller the Company is the sole and exclusive owner of the Intellectual Property Rights (except for the Licenses) and is not restricted in the sole and exclusive use of them;

5.11.3	none of the Licenses granted to the Company is subject to expiration or termination other than for cause, and neither the Company nor, to the Best Knowledge of Seller, any other party to any such Licenses is in breach of any of the Licenses; and

5.11.4	to the Best Knowledge of the Seller, none of these Intellectual Property Rights is infringed by third parties and the Seller knows of no facts that would reasonably be thought to constitute a basis for the foregoing.

The Licenses of the Company are valid and enforceable against the parties thereto. Unless shown otherwise in Exhibit 5.11, to the Best Knowledge of the Seller, the execution and the consummation of this Agreement will not result in any change or termination of any of the Licenses, in the acceleration of any material obligation or liability of the Company or in the reduction or termination of any License.

The Company owns or has the unrestricted right to exploit and use, all Intellectual Property Rights and manufacturing, processing and marketing know-how to the extent necessary to develop, distribute, license and sell all products that have been developed, distributed, licensed and sold by the Company until Signing and the Closing. By the Closing the Company will also own, and will have unrestricted and irrevocable right to exploit and use all Intellectual Property Rights and manufacturing, processing and marketing know-how related thereto, which shall be transferred to the Company by the Seller and/or its Affiliates on or prior to the Closing pursuant to the Company Separation Agreement. The Company holds, to the extent that such manufacturing, processing and marketing know-how has been reduced to writing, all documents pertaining thereto. In particular but without limiting the foregoing, to the Best Knowledge of the Seller, the Company has, except with respect (i) to the Licenses, (ii) all hardware components developed and/or manufactured and/or sold by third parties and (iii) information in the public domain, the sole and exclusive title and right to use of all technical information for its products (hardware and software) used in its business, also to the extent that such software are produced for the Company by third parties.

To the Best of the Seller’s Knowledge, the Company does not infringe on any industrial or intellectual property rights of third parties by manufacturing and/or marketing its present products, its products and product improvements in preparation or by any other act within its business.

5.12	Agreements

Except for licenses granted to the Company (which are listed in Exhibit 5.11) and the contracts, agreements and promises (the “Contractual Obligations”) listed in Exhibit 5.12, the Company is not subject to any Contractual Obligation of the following kind

5.12.1	agreements relating to the acquisition or sale of interests in other companies or businesses and joint venture agreements relating to a material part of the Company’s business;

5.12.2	consulting agreements;

5.12.3	rental and lease agreements including financial leases relating to real estate or tangible assets with a consideration exceeding an amount of EUR 20,000 per year and a fixed term of more than 24 month;

5.12.4	agreements with commercial agents;

5.12.5	insurances with a consideration exceeding an amount of EUR 20,000 per year;

5.12.6	guarantees, loan agreements and loan promises;

5.12.7	supply or distribution agreements with a consideration exceeding an amount of EUR 20,000 within the last fiscal year of the Company or with a consideration exceeding an amount of EUR 10,000 within the period from July 1, 2004 to December 12, 2004 or with a fixed term of more than 24 months; and

5.12.8	any other contract, agreement and promise with a consideration exceeding an amount of EUR 5,000 within the last fiscal year of the Company or with a consideration exceeding an amount of EUR 2,500 within the period from July 1, 2004 to December 12, 2004 and in either case with a fixed term of more than 12 months.

To the Best Knowledge of the Seller the information on the Contractual Obligations in Exhibit 5.12 is correct in all material respect. These Contractual Obligations are valid and enforceable against the parties thereto, and neither the Company nor, to the Best of the Seller’s Knowledge, the respective other party has breached, or is in default under, any of these Contractual Obligations to any material degree. To the Best Knowledge of the Seller, the execution and the consummation of this Agreement will not result in any change or termination of any of the Contractual Obligations, in the acceleration of any material obligation or liability of the Company or in the reduction or termination of any supply or delivery relations between the Company and their suppliers and customers.

5.13	Receivables

Except as provided in Exhibit 5.13a, the amounts shown as receivables in the Financial Statement 2004 have been completely collected and the Company does not have any receivables which have been due and payable for more than 90 days. A complete list of all receivables as of is attached hereto as Exhibit 5.13b (the “Receivables”). The Receivables are due, enforceable against the debtor as provided by the books and records of the Company and not subject to any defense of the respective debtor (einredefrei) unless otherwise disclosed in Exhibit 5.13c. To the Best Knowledge of the Seller, there are no facts or circumstances which are likely to make impossible or materially delay (more than 90 days) the collection of any of the Receivables hereof and all further receivables that will arise until Signing.

5.14	Deductions and Claims for Repayment

There are no contractual arrangements in force providing for a right of customers, distributors or licensees to make any deductions from or claims for repayment of license fees, royalties or purchase prices received by the Company up to the Closing the aggregate of which exceeds the reserve set up in the Financial Statement 2004 for such deductions and claims for repayment by more than EUR 20,000 in aggregate.

5.15	Litigation

To the Best Knowledge of the Seller and except for the disputes set forth in Exhibit 5.15 hereto, the Company is not a party to, or threatened by, any litigation, administrative proceedings or investigations, nor are circumstances known to Seller which might reasonably be expected to provide a basis for such litigation, administrative proceedings or investigations. To the Best of Seller’s Knowledge the Company is not subject to any judgment, decree or settlement in any legal or administrative proceedings which materially restricts or impairs it in certain business measures, in the acquisition or disposition of assets, in competition or in the operation of its business.

5.16	Employees, Freelancers, Management

Exhibit 5.16a contains a complete and correct list of all employees of the Company, listing for each employee: position, age, years of service, salaries and other compensation, and their respective names. No employee has any rights or obligations other than those set forth in his/her respective employment agreement as listed in Exhibit 5.16b. No employee has any right or claim to obtain any compensation or benefit of any other kind, nor to reduce his/her obligations, other than as set forth in his/her employment agreement as listed in Exhibit 5.16b. Neither Mark Porter, nor Oliver Hellmold, nor Christoph Schwieter are employees of the Company, none of them has a right to return to the Company as an employee and none of them has a claim against the Company in connection with his past employment with or services provided to the Company (if applicable). No employee of the Company will be entitled to receive any payment triggered by the sale and purchase of the Share and consummation of this Agreement, save for Andreas Stellings’ right to receive a bonus payment from the Seller.

The Company is not obliged, or has made any promise, whether to the authorities, labor unions, work’s councils or others, to continue its operation at a certain location or to maintain certain job levels or to comply with certain rules relating to operational changes within the meaning of Section 111 of the Shop Constitution Act (Betriebsverfassungsgesetz) other than those required by generally applicable law or union agreements applying to the entire industry.

The Company is not obligated, by any written or oral agreement or otherwise, to raise its employees’ salaries on a regular basis.

The Company has made all payments due and payable to its employees, none of such payments were made in arrears, and there are no payments due to the Company’s employees, freelancers or subcontractors for past services.

Exhibit 5.16c contains a correct and complete list of all key employees of the Company (“Key Employees”). To the Best Knowledge of the Seller, no Key Employee intends to terminate her/his employment with the Company after the sale and transfer of the Share as contemplated herein.

The Purchaser is aware that the Company has concluded a social plan with the works council with regard to the lay-off of 28 employees pursuant to a social plan, dated November 7, 2003.

Exhibit 5.16d contains a correct and complete list of all freelancers of the Company (“Freelancers”). The Freelancers are not employees of the Company, and the Company is not liable for any current or retroactive social security contributions or wage taxes in connection with such Freelancers.

The Company has not hired or made an offer to any person other than those listed in Exhibits 5.16 a, b, c and d for employment, freelancing, contracting or other services.

Any employee, freelancer, or independent contractor of the Company may be terminated by the Company by giving notice not more than 6 weeks prior to the end of any calendar quarter.

The Company has no liabilities or obligations with respect to Manfred Rürup in connection with, arising from or related to his past employment with, or past services provided by Manfred Rürup to, the Company.

5.17	Customers and Suppliers

To the Best Knowledge of the Seller, Exhibit 5.17 contains a complete and correct list of the 20 largest customers and the 20 largest suppliers as well as of all suppliers of the Company which, for goods or services of any kind, are the sole source of supply for which there is no alternative source on comparable conditions (except for energy supply and telecommunication services agreements and other public utilities).

5.18	Bank Accounts and Powers of Representation

Exhibit 5.18 contains a complete and correct list of all commercial powers of representation (Handlungsvollmachten) granted by the Company as well as all bank accounts and signature authorities. The Company has not granted any other commercial powers of representation (Handlungsvollmachten) nor any signing authorities for bank accounts except as provided in Exhibit 5.18. All individuals listed in Exhibit 5.18 are current employees of the Company,

5.19	Insurance

The Company maintains insurance coverage in its own name and participates in addition in Pinnacle’s group insurance policies. The Company’s insurance coverage is set forth in Exhibit 5.19 (the “Insurances”). To the Best Knowledge of the Seller, the Insurances are in full force and effect and all premiums due with respect to insurance coverage until Closing have been paid and the Company is otherwise in material compliance with the terms of such policy. Except as set forth in Exhibit 5.19, since January 1, 2004, no insurable events of damage have arisen at the Company which are not covered by insurance.

5.20	Governmental Licenses

To the Best Knowledge of the Seller, the Company has obtained all material administrative approvals, permits and licenses which it requires for the conduct of its present business. It does not violate in its business any rights of third parties or any applicable laws including competition and trade law and provisions concerning environmental protection except for violations of minor degree with no material consequences, and has also in the past not violated any provisions concerning environmental protection except for minor violations with no material consequences. All products manufactured and/or distributed by the Company conform to legal and other applicable provisions including defined standards.

5.21	Restrictions on Business Activities

To the Best Knowledge of the Seller, there is no agreement (non-compete or otherwise) or commitment or any judgment, injunction, order, decree or other action by any government entity binding upon the Company which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition or disposition of property (tangible or intangible) by the Company or the conduct of the Company’s business. Except as specifically set forth in Exhibit 5.21, the Seller has not entered into any agreement under which the Company is restricted from providing services to customers or potential customers or any class of customers of the Business, in any geographic area, during any period of time or in any segment of the market.

5.22	Material Adverse Change

To the Best Knowledge of the Seller, there are no particular circumstances specific to the Company and its business which would reasonably be expected to materially adversely affect the business of the Company which are not generally known in the relevant market. To the Best Knowledge of the Seller, there are no facts or circumstances which would reasonably be expected to result in any restriction, impediment or cessation of the manufacture and/or marketing of any material product presently manufactured and/or marketed by the Company which are not generally known in the relevant market.

5.23	Repayment of Grants

The execution and consummation of this Agreement is not a fact which, according to the terms of, or of laws applying to any grants, tax advantages or comparable benefits of any kind whatsoever granted to the Company results in an obligation to repay, or cancellation of the right to receive, such grant, tax advantage or comparable benefit.

5.24	Illegal payments

Neither the Company nor any of its officers, employees or agents, nor any of its Affiliated Companies has: (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other person who was or is in a position to help or hinder the business of the Company (or assist in connection with any actual transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office (i) which may subject the Seller to any damage or penalty in any civil, criminal or governmental litigation or proceeding or (ii) the non-continuation of which has had or might have, individually or in the aggregate, an adverse impact on the business of the Company, or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

5.25	Rights of Seller and Affiliated Companies

Except for the Returning Tangible Assets and the intellectual property as contemplated in the agreements referred to in Clause 10.4.1 and that has been transferred to the Company as set forth in Clause 10.4.1, neither the Seller nor Affiliated Companies have any rights or claims of any type whatsoever in or to any tangible or intangible property or right owned by, used in, or useful to the business of the Company, including the Steinberg US Business. To the extent that such rights or claims should nevertheless exist, the Seller shall transfer them, or cause their transfer, to the Company without further compensation. The Seller and Pinnacle, Inc. expressly confirm that upon Closing all rights of Seller and any of its Affiliates in any IP of the Company including the IP transferred to Seller and/or any of its Affiliates since the Seller’s acquisition of the Company shall revert fully to the Company without Seller and/or any of its Affiliates obtaining any right or title therein, except as provided in the IP Cross License Agreement and the OEM Agreement.

5.26	Protection of Confidential Information

The Company has undertaken reasonable steps to protect its rights in its confidential information and trade secrets, in particular, each of the Company’s employees (except for Ralf Kürschner, Michael Michaelis, Roland Mange and Dave Nicholson) and each of the Company’s Freelancers (except for Werner Kracht and Wolfgang Kundrus) and each of the Company’s current contractor as listed in Exhibit 5.26a are under confidentiality obligations pursuant to his/her respective employment, freelancer or contractor agreement (as the case may be) and under applicable German law. Except as provided for in Exhibit 5.26b, the Company has not licensed or provided any software to any third party in source code format.

5.27	Inter-Company Loans

5.27.1	The Inter-Company Loans have been validly granted by the Seller to the Company; the terms and conditions of the respective loan agreements constitute valid and binding obligations of the parties thereto enforceable in accordance with their terms only subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

5.27.2	The aggregate principal amount of the Inter-Company Loans of up to EUR 2,850,000 has been fully drawn by the Company and has not been repaid. The accrued interest on Inter-Company Loans that has not been paid to the Seller amount to EUR 15,698.76 as of November 26, 2004. The Seller has not assigned, pledged or otherwise encumbered the receivables of the Inter-Company Loans nor the proceeds therefrom.

5.28	No Liabilities in Connection with Steinberg Beteiligung GmbH’s Sale of Interests.

The Company has no liabilities and/or obligations arising from, relating to or in connection with Steinberg Beteiligung GmbH’s sale of interests in former subsidiaries of the Company to third parties as contemplated by that certain Share Purchase and Transfer Agreement dated as of December 18, 2002 pursuant to which the Seller acquired the Company.

5.29	Exclusive Distributors

Exhibit 5.29 is a complete and correct list of all of the Company’s exclusive distributors and the corresponding territories for which they have the exclusive right to distribute the Company’s products. Except as set forth on Exhibit 5.29, the Company has no other exclusive distributors for its products anywhere in the world.

5.30	Compliance with Laws

The Company is in material compliance with all applicable laws, statutes, ordinances and regulations. To the Best Knowledge of the Seller, the Company has not received any written notice to the effect that, or otherwise been advised that, it is not in compliance in any material respects with all applicable laws, statutes, ordinances and regulations.

5.31	Disclosure

5.31.1	None of the statements or guaranties made by Seller herein pursuant to this Agreement or any Exhibit hereto contains or will contain at the Closing any untrue statement of a material fact or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

5.31.2	The information provided by this Clause 5 and the Exhibits thereto are neither misleading nor omitting any material facts for the economic valuation of the Company and its ability to conduct its business as it has been conducted until Signing. All information and documents made available to Purchaser and its advisors (“Disclosed Documents”) are correct and not misleading in any material respects for the economic valuation of the Company or its ability to conduct its business as it has been conducted until Signing; Disclosed Documents provided as copies conform to their respective originals. To the extent that the Disclosed Documents contain any forward looking statements or business projections, the Seller only represents that such forward looking statements and business projections are based on reasonable commercial assumptions, and no statement is made with regard to the forward looking statements or the business projections as such.

5.31.3	The Statements of the Seller and Pinnacle Inc.’s statement in Clause 5.25 are qualified by the following matters:

(i)	any matters which are contained or expressly referred to in this Agreement and its Exhibits;

(ii)	all documents listed in Exhibit 5.31.3 a. Only the documents listed in Exhibit 5.31.3 a shall be deemed to be known to the Purchaser in the form and to the extent as they have been received by the Purchaser by December 12, 2004; no other documents shall be deemed to have been disclosed, even if posted in the Data Room; provided, however, that if any unsigned, expired or incomplete document listed in Exhibit 5.31.3b that was received by the Purchaser on or before Signing proves to be valid and binding on the Company, such document will not be deemed to have been “fairly disclosed” to the Purchaser for purposes of this Agreement to the extent that the Company failed to respond to the Purchaser’s or its counsel’s inquiry regarding the status of such document prior to December 17, 2004.

6	Indemnification for Taxes, other Public Charges and Employment Claims

6.1	Taxes and Other Public Charges

6.1.1	The Company has duly filed all tax returns and other returns required under the applicable laws to be filed with tax and other authorities, paid all due taxes, tax pre-payments and other public duties, retained all taxes, social security charges and other charges as defined in the German Fiscal Code (Steuern, Abgaben und Gebühren im Sinne der Abgabenordnung) to be retained and paid by the Company by the due date to the respective recipient and paid all related delay charges, penalties and interest thereupon, if any, collectively referred to as “Public Charges”. The term “Public Charges” shall include social security contributions to be made by the Company for its employees under the applicable laws. All Public Charges related to any time period until June 30, 2004 have either been paid before June 30, 2004 or accrued and provided for sufficiently in the Financial Statement 2004. Between July 1, 2004 and Closing, the Company will pay all Public Charges relating to the period after June 30, 2004 which can reasonably be expected to be payable in the ordinary course of business.

6.1.2	The Seller shall reimburse the Company for any Public Charges assessed or to be assessed against the Company (i) relating to any periods until June 30, 2004 which have not been paid before June 30, 2004 or not provided for sufficiently in the Financial Statement 2004 or (ii) relating to the period after June 30, 2004 until Closing which arise from activities beyond the ordinary course of business and have not been agreed with Purchaser in writing, including any Public Charges which may arise in connection with the contribution or retransfer of intellectual property and assets to the Company in connection with this Agreement Except for any measure or transactions contemplated by this Agreement or the Related Agreements the Seller shall not be liable for Public Charges assessed against the Company after Closing that are based on a retroactive de-recognition of taxable losses or de-recognition of taxable losses carried forward by the Company if such de-recognition has been caused by any measure or transaction implemented by the Purchaser or the Company after the Closing Date without written approval of the Seller. The release from liability for Public Charges pursuant to the preceding sentence shall only not apply, if during the period from January 1, 2003 until the Closing Date any material events have occurred that are to be considered as introduction of new assets for purposes of Sec. 8 para 4 German corporation tax code according to the current interpretation of this section by jurisdiction and tax administration and such events have negligently not been disclosed by the Seller in Exhibit 6.1.2 hereto.

(i)	Any amount of Public Charges payable by the Seller hereunder shall be reduced by the amount of any refund of Public Charges to the extent (i) not capitalized in the Financial Statement 2004 for any time periods up to June 30, 2004 or (ii) arise from activities beyond the ordinary course of business and have not been agreed with Purchaser in writing for the time period from July 1, 2004 until Closing, which the Company may receive in cash or by means of set-off from their liabilities for Public Charges before or after Closing.

(ii)	Any amount of Public Charges payable by the Seller hereunder shall be reduced by the amount the Purchaser has an enforceable claim for refund which is not reflected in the Financial Statement 2004.

(iii)

If any amount of Public Charges payable by the Seller under this Clause 6 results in a refund of Public Charges to the Company in another assessment period, or to the Purchaser or any company affiliated with Purchaser in the meaning of Sec. 15 German Stock Corporation Act (Aktiengesetz), the Public Charges payable by the Seller hereunder shall be reduced by such amount. If a refund of Public Charges to the Company in another assessment period results from, a step-up in the tax basis of capitalized assets, or in the first-time capitalization of assets for tax purposes as a consequence of a tax field audit of the Company for any time period up to Closing which provides the Company with a potential of increased depreciation on such assets in subsequent time periods, then the Public Charges payable by the Seller hereunder shall be reduced by an amount equal to all actual corresponding net reductions of Public Charges due by the Company in subsequent time periods ending on the fifth anniversary of Closing calculated on the basis of a deemed total tax rate of 40% and their aggregate net present value (applying a discount rate of 5.5%) at Closing.

6.1.3	Any refund of Public Charges to the Company for any time periods up to Closing, which the Company may receive in cash or by means of set-off from its liability for Public Charges which are (i) not capitalized in the Financial Statement 2004 for any periods up to June 30, 2004 (ii) or arise from activities beyond the ordinary course of business and have not been agreed with Purchaser in writing for time periods from July 1, 2004 until Closing and which are not reduced from any payments due by the Seller under Clause 6.1.2(i) hereof shall be reimbursed by the Purchaser to the Seller in cash. Clauses 6.1.2(i) and 6.1.2(ii) shall apply mutatis mutandis for any such payments which shall be reimbursed by the Purchaser.

6.1.4	All claims of the Purchaser in connection with Public Charges shall become statute-barred within twelve (12) months from the date upon which the assessment or any amended assessment, of the relevant Public Charges becomes res iudicata (bestandskräftig). Clause 9.5.2 shall apply mutatis mutandis for all claims of the Parties under or in connection with this Clause 6.

6.1.5	The Purchaser shall without undue delay notify the Seller of any audit of Public Charges related to the Company (“Audit”) of the Company and any announcement thereof relating to any time period up to Closing. The Seller and/or its representative(s) shall be given full access to and the right to participate in such Audit and to contest, where possible, any findings and/or assessments of the relevant authorities which relate to time periods up to Closing. The Parties shall closely co-operate and consult with respect to any declaration or statement or action made in relation to the Audit and neither the Purchaser nor the Seller shall make any statement or take any action without the other Party’s prior written consent. The Purchaser shall upon the written request of the Seller further cause the Company to initiate appropriate appeals proceedings to contest assessments for Public Charges relating to time periods up to Closing and, where necessary, take the matter to the appropriate courts in accordance with the instructions of the Seller provided that the Seller shall make such request as early as possible, but not less than 5 business days prior to the expiration of the time for filing such proceedings. The aforesaid provisions shall apply mutatis mutandis to any such proceedings. The costs of any such administrative and/or legal proceedings and actions requested by the Seller shall be advanced and borne by the Seller. The Company and/or Purchaser shall be released from its obligation to initiate or continue any proceedings if the Seller fails to notify the Purchaser timely or fails to reimburse the Company or the Purchaser promptly for any costs incurred or to be incurred in connection with such proceedings.

6.1.6	If the Purchaser fails to notify the Seller of any Audit of the Company and any announcements thereof in due time, which prevents the Seller and/or any of its representatives to participate in any Audit from the very beginning, or if the Seller and/or any of its representatives is not given full access to and the right to participate in such Audit in due time or if the Company does not comply with any other of the stipulations pursuant to Clause 6.1.5 hereof or does not initiate appropriate appeals proceeding to contest assessments for Public Charges upon written request of the Seller in a proper form, any claims of Purchaser or the Company, as the case may be, under this Clause 6 out of and in connection with such Audit are hereby expressly waived and excluded.

6.1.7	The Purchaser shall without undue delay forward any tax assessments relating to any periods until June 30, 2004 to the Seller and shall upon written request of the Seller provide the Seller with the documents required for the review of these assessments. The Purchaser shall upon the written request of the Seller cause the Company to initiate appropriate appeals proceedings against these assessments and, where necessary, take the matter to the appropriate courts in accordance with the instructions of the Seller provided that the Seller shall make such request as early as possible, but not less than 5 business days prior to the expiration of the time for filing such proceedings. The costs of such administrative and / or legal proceedings and actions shall be borne by the Seller. The Company and/or Purchaser shall be released from its obligation to initiate or continue any proceedings if the Seller fails to notify the Purchaser timely or fails to reimburse the Company or Purchaser promptly for any costs incurred or to be incurred in connection with such proceedings.

6.1.8	If the Purchaser fails to forward the tax assessments relating to any periods until June 30, 2004 to the Seller in due time, which prevents the Seller and/ or any of its representatives to initiate appropriate appeals against these assessments, or if the Company does not comply with any other of the stipulations pursuant to Clause 6.1.7 hereof or does not initiate appropriate appeals proceeding to contest assessments for Public Charges upon request of the Seller in a proper form, any claims of Purchaser or the Company, as the case may be, under this Clause 6 out of and in connection with such assessments are hereby expressly waived and excluded.

6.1.9	Any adjustments of taxable income (steuerliche Mehr- und Minderergebnisse) resulting from any Audit and any additional liability or refund of the Company for Public Charges for time periods ending on or before Closing which the other party may become aware of, shall not entitle the Seller to any further distribution of profits nor is the Seller obliged to pay back any profits already received.

6.2	Employment Related Claims, Stock Option Plan

6.2.1	The Seller shall indemnify the Company of any amounts due to claims raised against the Company for wages, salaries, overtime payments, premiums, bonuses, vacation privileges and severance obligations, if such claims relate to periods prior to June 30, 2004 and no reserves have been sufficiently set up for such claims in the Financial Statement 2004 unless Purchaser is aware of or has acknowledged the circumstances which are the basis of such claim.

6.2.2	Pinnacle, Inc. shall immediately notify the Company in writing in the event that any of the Company’s employees participating in the Stock Option Plan of Pinnacle, Inc. exercises any stock option. Such notice shall contain the name of the employee, the number of stocks/options exercised, the date of exercise and the amount of profits realized. Pinnacle, Inc. shall bear all cost associated or arising in connection with the exercise of any stock options and/or the termination of the Stock Option Agreement.

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8	Statements of the Purchaser

The Purchaser guarantees by way of an independent guaranty agreement pursuant to § 311 BGB with the legal consequences as conclusively set forth in Clause 9 that the following statements are true and correct as of Signing and as of Closing, unless expressly otherwise provided hereunder. The Parties expressly agree that these statements shall not constitute a quality guarantee concerning the purchase object in the meaning of Sections 443 and 444 BGB (Garantie für die Beschaffenheit eines Kaufgegenstandes).

8.1	Organization and Authority of the Purchaser

The Purchaser is duly incorporated and validly existing under Japanese law and has the corporate power to own its properties and to carry on its business as now being conducted. Purchaser has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.

8.2	Execution and Delivery

This Agreement and any Related Agreements to which the Purchaser is a party have been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the other Parties hereto, constitute the valid and binding obligation of such Purchaser enforceable in accordance with their respective terms, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

8.3	Compliance with Corporate Requirements

The execution and delivery of this Agreement and any Related Agreements to which the Purchaser is a party do not, and the consummation of the Transaction contemplated hereby will not, conflict with any law applicable to the Purchaser.

8.4	Required Consents

The Purchaser has obtained all necessary corporate consents and taken all necessary corporate action, if any, required by the Purchaser for the consummation of the Transaction. Except for approval from the German Federal Cartel Office, no consent or filing with any governmental authority or any third party, is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and any Related Agreements to which the Purchaser is a party or the consummation of the transactions contemplated hereby.

9	Performance and Liability

9.1	Breach of Statements

In case a statement by a Party, or by Pinnacle, Inc. with respect to Clause 5.25, (the “Warranting Party”) contained in Clauses 5 or 8 is untrue or incorrect (“Incorrect Statement”), the Warranting Party shall be liable to put the other Party, i.e., (i) the Purchaser or at the free discretion of the Purchaser the Company, in the case of a Incorrect Statement of the Seller or Pinnacle, Inc. with respect to Clause 5.25, or (ii) the Seller in the case of a Incorrect Statement of the Purchaser (the “Damaged Party”), in the position it would be in had the Incorrect Statement been true and correct.

9.2	Remedies

In the event of an Incorrect Statement by the Warranting Party, the Damaged Party will give the Warranting Party written notice of such Incorrect Statement stating the nature of the incorrectness. In case the Warranting Party is unable to cure the defect or violation within an appropriate period but no later than 30 days after receipt of such written notice,

9.2.1	if the Company or Purchaser is the Damaged Party, the Damaged Party shall be compensated by a cash payment by the Seller to the Damaged Party, in the amount corresponding to the amount of damages provided for by Section 249 sub-sec. 2 German Civil Code.

9.2.2	if the Seller is the Damaged Party, the Seller shall be compensated by a cash payment by the Purchaser in the amount corresponding to the amount of damages provided for by Section 249 sub-sec. 2 German Civil Code.

9.3	Other Claims and Remedies

The Parties shall not have any other claims or remedies other than the claims and remedies defined in Clauses 9.1 and 9.2 in case of an Incorrect Statement and no further statements, representations and warranties or guarantees are made by either Party or by Pinnacle, Inc., other than those expressly and conclusively set forth in this Agreement; provided, that this Clause 9 shall not limit Purchaser’s remedies provided for in Clause 6 or 10 of this Agreement, or claims and remedies of any Party as may apply for intentional or fraudulent (Vorsatz oder Arglist) Incorrect Statements by the other Party or any breach of any Related Agreement.

9.4	Limitation of Claims

9.4.1	The period of limitation for all claims of the Purchaser and the Seller pursuant to Clause 9.1 shall run until, and any claims shall be time barred (verjährt), two years after Closing.

9.4.2	The period of limitation set out in Clause 9.4.1 shall not apply to any remedies and claims based on any intentional or fraudulent (Vorsatz oder Arglist) Incorrect Statements, any Incorrect Statement with respect to the Share, the legal right, title and economic interest in the Share, the transfer of the legal title in the Share to Purchaser. All such claims, shall be time barred (verjährt) five years after Closing; provided that Clause 6.1.4 shall apply exclusively to all remedies and claims provided for in Cause 6.

9.5	De minimis threshold and Cap on Claims

9.5.1	The Parties shall have claims based upon Incorrect Statements as set out in Clauses 5 and 8 only if the individual claim exceeds an amount of US$ 50,000, (the “Individual Claim Threshold”), or the aggregate of all claims exceeds an amount of US$ 500,000, (the “Aggregate Claim Threshold”, and together with the Individual Claim Threshold, the “Claim Threshold”), at which point the respective Party shall be entitled to be compensated for all Incorrect Statement pursuant to Clauses 5 and 8 of this Agreement, provided, however, that the Claim Threshold shall not apply to claims based upon intentional or fraudulent (Vorsatz oder Arglist) Incorrect Statements pursuant to Clauses 5 and 8 of this Agreement.

9.5.2	All claims of the Parties under or in connection with Clauses 5 and 8 except for any intentional or fraudulent (Vorsatz oder Arglist) Incorrect Statements pursuant to Clauses 5 and 8 of this Agreement, shall be limited to the amount of US$ 3,000,000.

9.6	Non-Compliance with Pre-Closing Covenants

This Clause 9 shall apply mutatis mutandis if the Seller and/or Pinnacle, Inc. does not comply with the covenants as set forth in Clause 4 of this Agreement provided that the Purchaser’s right to terminate this Agreement pursuant to Clause 4.8.1 shall not be restricted in any way hereby.

9.7	Guaranty of the Seller’s Obligation by Pinnacle, Inc.

Pinnacle, Inc. hereby guarantees all of the Seller’s obligations under this Clause 9 and shall fulfill Seller’s obligations under this Clause 9 on first demand of the Purchaser to the same extent that Seller would be obligated to fulfill them.

10	Covenants

10.1	Confidentiality

For a period commencing on Signing and ending five years later, the Seller and the Affiliated Companies shall keep confidential all matters related to the Company, in particular all business and trade secrets, and not disclose such matters and secrets, directly or indirectly, to any third party nor to cause such disclosure by third parties nor to abet or justify such disclosure nor to use such matters or secrets for themselves.

10.2	Non-Solicitation

For a period commencing on Signing and ending 30 months after the Closing, the Seller and Pinnacle, Inc. shall not (and they shall not permit any of the Affiliated Companies to) directly or indirectly, without the prior written consent of the Purchaser, cause or influence any employee of the Company to work in any way whatsoever for the Seller, Pinnacle, Inc. or any of the Affiliated Companies (whether as an employee, agent, consultant, advisor, independent contractor, proprietor, partner, officer, director or otherwise), for an enterprise in which any one of them holds an interest or for a competitor, or to terminate an existing relationship with the Purchaser (or its consolidated Subsidiaries).

10.3	Non-Compete

10.3.1

For a period of two years commencing on Closing, the Seller and Pinnacle, Inc. shall not (nor shall they permit any of their respective Affiliated Companies to) directly or indirectly, without the prior written consent of the Purchaser (i) manufacture, assemble, distribute, license or sell any music content creation, composition, production, editing, mixing or mastering products which are distributed or sold on a stand-alone basis, but specifically excluding (a) any products of Steinberg covered by an OEM, sales or distribution agreement between the Company and the Seller or Pinnacle, Inc. and (b) any music content creation, composition, production, editing, mixing or mastering products which are integrated with, bundled with or distributed or sold as part of, or as an upgrade to, Seller’s video-oriented products provided that, for products other than products sold directly by Pinnacle, Inc. to end users through its e-store over the internet as upgrades to video-oriented products, the retail value to the customer of such music content creation, composition, production, editing, mixing or mastering products together constitutes less than 25% of the total retail value to the customer of the components of any such video-oriented product] (products identified in clause (i) excluding sub-clauses (a) and (b), the “Competing Products”), in competition with, the Company in any part of the world (a “Competing Business”); (ii) assist third parties in any way whatsoever, directly or indirectly, in a Competing Business; (iii) hold in any way whatsoever, directly or indirectly, an interest in a company or other entity that constitutes a Competing Business other than an interest of less than 5% in a publicly quoted company; or (iv) participate in the financing, operation, management or control of a Competing Business. This shall not limit Sellers right or the right of the Affiliated Companies to purchase or otherwise acquire by merger, purchase of assets, stock, controlling interest or otherwise any business or entity, the primary business of which is not a Competing Business. For purpose of this clause, an entity shall not be considered to be in the “primary business” of a Competing Business is such entity derives less than 15% of its revenues from Competing Products. Notwithstanding the foregoing, this Clause 10.3 shall not limit the ability of any third party to purchase or otherwise acquire by merger, purchase of assets, stock, or otherwise Pinnacle Inc. or any part of Pinnacle Group’s business or any interest in any of the Affiliated Companies, as long as the Seller or an Affiliated Company do not assist in any Competing Business of such third party.

10.3.2	In the event that the provisions of Clause 10.3.1 are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be amended to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable law.

10.3.3	The Seller and Pinnacle, Inc. each acknowledge that (i) the goodwill associated with the Company, the Steinberg US Business and customer relationships prior to the acquisition is an integral component of the value of the Company and the Steinberg US Business to the Purchaser and is reflected in the Purchase Price for the acquisition to be received by the Seller and the purchase price for the assets of the Steinberg US Business to be received by Pinnacle, Inc. under the Asset Purchase and Sale Agreement. The Seller and Pinnacle, Inc. also each acknowledge that the limitations of time, geographic scope and scope of activity agreed to in this Agreement are reasonable because, among other things, (i) the Company and the Purchaser are engaged in a highly competitive industry, (ii) management of the Company have unique access to, and will continue to have access to, the trade secrets and know-how of the Company, including without limitation, the plans and strategy (and in particular, the competitive strategy) of the Company and (iii) the Seller and Pinnacle, Inc. are receiving significant consideration in connection with the acquisition contemplated hereby and by the Asset Purchase and Sale Agreement.

10.3.4	The Seller and Pinnacle, Inc. each acknowledge and agree that a breach of this Clause 10.3 may cause irreparable harm to the Company and/or the Purchaser, the effect of which may be difficult to ascertain, and agrees therefore that, upon a breach of this Clause 10.3, the Company and/or the Purchaser shall be entitled to seek injunctive relief in addition to monetary damages and any other remedies which may be available to the Company and/or the Purchaser.

10.4	Separation of Company’s Business from Pinnacle Group

Since its acquisition by the Seller, the Company has been integrated in Pinnacle Group with the effect that (i) certain intellectual property rights of the Company have been assigned to PS Miro KG, and exploited by the Seller and other companies of the Pinnacle Group; (ii) certain parts of the software developed by the Company are used by the Seller and other companies of the Pinnacle Group in their products and certain parts of software developed by Seller and other companies of the Pinnacle Group are used by the Company in its products; (iii) certain software products of the Company have been bundled with Pinnacle’s products; (iv) certain software products of the Company have been distributed by the Seller and other companies of the Pinnacle Group; (v) certain management and other functions of the Company have been performed by the Seller; (vi) the Company has been beneficiary of certain frame agreements of Pinnacle Group; and (vii) the Company entered into several inter-company agreements with other companies of the Pinnacle Group (together the “Inter-Company Relations” that are set forth more detailed in Exhibit 5.6.5 hereto).

10.4.1	The Purchaser acknowledges that the Seller, certain Affiliated Companies and the Company have entered into (i) the Company Separation Agreement as defined in Clause 3.1.4 regarding the separation of the Company’s business from the Pinnacle Group, (ii) the IP Cross License Agreement as defined in Clause 3.1.5 by which the Company and certain Affiliated Companies exchange software licenses, (iii) the OEM Agreement as defined in Clause 3.1.5 regarding certain products of the Company that have been and will be bundled with products of the Seller and (iv) the Transitional Services Agreement as defined in Clause 3.1.5 regarding certain transitional services to be provided upon request by the Seller to the Company. On or before the Closing, Pinnacle, Inc. and the Purchaser (or any other party as designated by the Purchaser) will enter into the Asset Purchase and Sale Agreement as defined in Clause 3.1.3 regarding the sale and transfer of certain assets belonging to the Steinberg US Business.

10.4.2	All other agreements of the Company granting the Seller or any of its Affiliated Companies distribution, supply, intellectual property or other rights shall be deemed terminated as of the Closing and the Company shall be released from any and all obligations under any such agreements including any severance payment obligations. Subject to the Transitional Services Agreement, on Closing the Seller and all Affiliated Companies will cease all marketing, distribution and support activities relating to all products that have been marketed, distributed and supported by the Seller and certain Affiliated Companies on the basis of license or distribution agreements with the Company (the “Steinberg Products”), including, without limitation, Cubasis, Clean and MyMP3 by the Seller in Europe and Asia and Cubasis, Clean, MyMP3, Nuendo, Wavelab and Cubase by Pinnacle, Inc. in the Americas. On request of the Purchaser, Seller will continue to market, distribute and support and cause Affiliated Companies to continue to market, distribute and support the Steinberg Products pursuant to the instructions and on behalf of the Company in accordance with the terms and conditions of the Transitional Services Agreement.

(i)	If Steinberg Products sold by the Seller or any of the Affiliated Companies to customers, re-sellers or distributors before Closing and will be returned by such customers, re-sellers or distributors to either the Seller or any Affiliated Company pursuant to the terms of the respective sale or distribution agreement after Closing (the “Returned Products”), the Seller or the respective Affiliated Company (as the case may be) shall in accordance with the terms and conditions of the Transitional Services Agreement, the Company Separation Agreement and the Asset Purchase and Sale Agreement:

(a)	at its own cost, physically take all such Returned Products, reimburse such customers, re-sellers or distributors pursuant to the terms of their respective sale or distribution agreement, and notify the Purchaser or its designee (as the case may be) about such returns within 10 working days;

(b)	process, at its own cost, Returned Products, and in case of Clean, MyMP3 and Cubasis properly destroy and dispose of such Returned Products and in case of other Steinberg Products (“Non-Consumer Products”) sell and deliver them to the Purchaser or its designee (as the case may be) on instruction of the Purchaser for the Product Purchase Price (and for avoidance of doubt, the Product Purchase Price is actually paid by the Purchaser at the Closing as part of the Aggregate Purchase Price and no further or actual payment shall be made by the Purchaser or its designee upon the sale and delivery of any Returned Product to the Purchaser or its designee) and if no such instructions will be received regarding the Non-Consumer Products within further 10 working days, the Seller or the respective Affiliated Company will, at its own cost, properly destroy and dispose of the Non-Consumer Products.

(c)	The Purchaser or its designee (as the case may be) shall be entitled to sell the Non-Consumer Products within a period of six (6) months after the respective delivery and for avoidance of doubt, using the original sales package including any reference to Pinnacle and/or Pinnacle Group and bearing the Pinnacle Logo.

(d)	None of the Purchaser, Steinberg or their respective affiliates shall be obligated to purchase from the Seller or its Affiliated Companies any of the Transferred Products or European Distributed Products (as defined in the Company Separation Agreement) owed by the Seller on the Closing or any of the US Distributed Products (as defined in the Company Separation Agreement) that are consumer audio products owned by Pinnacle, Inc. at the Closing.

(ii)	On Closing, the Purchaser or its designee shall commence to provide customer support for the Steinberg Products to any customer, regardless whether such customer has purchased the respective Steinberg Product before or after Closing, unless the Seller has been requested by the Company to provide such customer support pursuant to the Transitional Services Agreement.

(iii)

The Purchaser agrees and covenants to assume any liability arising from the Steinberg Products and reimburse the Seller and the Affiliated Companies for any claims and liabilities arising out of or made in relation to the Steinberg Products against the Seller or any of the Affiliated Companies provided that such claims or liabilities of third parties against the Seller or any of the Affiliated Company (a) existed or arose prior to the Closing and were disclosed in writing to the Purchaser prior to the Closing or (b) relate to Steinberg Products sold directly or indirectly by the Purchaser after the Closing. Solely with respect to clause (b) of the foregoing sentence, in the event the Purchaser is not able to prove whether a Steinberg Product was sold prior to the Closing, such Steinberg Product will be presumed to be sold after the Closing if the claim at issue will be made or liability at issue arises beyond the three month period immediately after Closing. Any third party claims made against the Seller or any of its Affiliated Companies for fees and royalties payable after the Closing for licenses in connection with the Steinberg Products shall be reimbursed by the Purchaser without regard to the presumption provided for in the preceding sentence. The period of limitation for all claims of the Seller and its Affiliated Companies under this sub-clause (iii) shall run until, and all claims shall be time barred, three years after the Closing Date. For the avoidance of doubt, this sub-clause (iii) is not applicable to any Returned Products.

10.4.3	On request of the Company, the Seller, the Company and the Purchaser shall use commercially reasonable efforts to preserve all benefits for the Company from the frame agreements in which the Company has participated prior to Closing. Frame agreements include, without limitation, the frame agreements set forth in Exhibit 5.6.5.

10.5	Right to Entity Classification Election

At the Seller’s sole discretion, in order to permit the Seller to treat the sale of the Company as an asset sale for United States tax purposes, the Seller and the Company may make an entity classification election (“Election”) pursuant to Treasury Regulations Section 301.7701-3 for the Company to be disregarded as an entity separate from its owner for U.S. federal income tax purposes. The Seller and the Company shall make the Election by executing and filing IRS Form 8832, Entity Classification Election, such Election to be effective on a date prior to the Closing.

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12	Miscellaneous

12.1	Definition of Knowledge

12.1.1	The term “Knowledge of the Seller” shall mean the actual knowledge of one of the Managing Directors (Geschäftsführer) of the Seller, Andreas Stelling, the General Manager of the Company, or Christian Schormann, the CTO of the Broadcast and Professional Division of Pinnacle, Inc.

12.1.2	The term “Seller’s Best Knowledge” or “Best Knowledge of the Seller” or “Best of Seller’s Knowledge” shall mean the awareness or understanding of the Managing Directors (Geschäftsführer) of the Seller, Andreas Stelling or Christian Schormann of facts, circumstances or information which can be reasonably expected to be known or aware by a prudent and diligent business man after inspection of the books and records of the Company or due inquiry.

12.2	Exchange Rate

In the event that for any purpose under this Agreement there is a necessity to convert Euro amounts into amounts of United States Dollars, the United States Dollar amount shall be calculated by using the European Central Bank “Daily Euro Foreign Exchange Reference Rate” as of one day before the relevant payment has to be made as published at http://www.ecb.int under the “Daily Euro Foreign Exchange Reference Rates” section (http://www.ecb.int/home/eurofxref.htm).

12.3	Announcements

No announcement of any kind to the media or any other indefinite group of persons shall be made before Closing in respect of the subject matter of this Agreement except as specifically agreed between the Seller and the Purchaser or if such announcement is required by law or administrative or judicial order, in which case the party making the announcement shall show such announcement as soon in advance as is possible to the other party or parties hereto.

12.4	Consent of Company

The Company through Oliver Hellmold and Christoph Schwieter as Managing Directors of the Company hereby takes confirming notice of this Agreement and the as-assignment of the Share. The Purchaser and Seller shall provide the notary with a signed copy of the Closing Memorandum, upon receipt of which the notary shall inform the Company in writing of the assignment of the Share pursuant to § 16 GmbHG (German Limited Liabilities Act).

12.5	Notices

All notices, services and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt, or, if earlier, (a) five days after deposit with the competent postal service (b) upon delivery, if delivered by hand, (c) one business day after the business day of facsimile transmission, if delivered by facsimile transmission with receipt of transmission confirmation and with a confirmation copy by mail and shall be addressed to the intended recipient as set forth below:

12.5.1	If to the Seller:

Pinnacle Systems GmbH,

Frankfurter Straße 3c

38122 Braunschweig

Attn: Oliver Hellmold

Telephone: (49-531) 2183-410

Facsimile: (49-531) 2183-573

With a copy to Pinnacle, Inc.:

Pinnacle Systems, Inc.,

280 North Bernardo Avenue

Mountain View, CA 94043, USA

Attn: Chief Financial Officer,

Telephone: (650) 560-1600

Facsimile: (650) 526-1601

and a copy to:

Linklaters Oppenhoff & Rädler,

Mainzer Landstraße 16

60325 Frankfurt am Main, Germany

Attn: Ulli Janssen,

Telephone: (49-69) 710-03-0

Facsimile: (49-69) 7-10-03-333

And a copy to:

Gray Cary Ware & Freidenrich LLP,

2000 University Avenue East Palo Alto,

CA 94303-2248, U.S.A.

Attn: Gregory M. Gallo, Esq.,

Telephone: (650) 833-2020

Facsimile: (650) 833-2001

12.5.2	If to the Purchaser:

Yamaha Corporation

10-1 Nakazawa-cho, Hamamatsu-shi

Shizuoka-ken, 430-8650, Japan

Attn: Kazunori Kobayashi

Telephone: 81-53-460-2493

Facsimile: 81-53-460-3209

With a copy to:

Paul, Hastings, Janofsky & Walker LLP

Suite 2305, Hong Kong New World Tower

300 Huai Hai Middle Road

Shanghai 20021 China

Attn: Toshiyuki Arai, Esq.

Phone: 8621-6335-3523

Facsimile: 8621-6335-3940

And a copy to:

KAU Rechtsanwälte/ Attorneys

Immermannstraße 10

D-40210 Duesseldorf

Germany

Attn.: Wolfgang M. Kau, Esq.

Phone: 49-211-355 919-0

Facsimile: 49-211-355 919-19

12.6	Costs and Fees

The notarial fees payable in connection with the execution and implementation of this Agreement shall be borne by Purchaser. Otherwise, each Party (including Pinnacle, Inc.) shall bear its own expenses, including the fees of its advisers, incurred in connection with this Agreement, and the Company shall not be charged with any of the expenses of Seller or Pinnacle, Inc.

12.7	Amendment

Changes and amendments to this Agreement as well as declarations to be made hereunder shall be valid only if agreed by all Parties (including Pinnacle, Inc.) and made in writing unless a notarial deed is legally required. This shall also apply to any change of this provision.

12.8	Severability

If a provision of this Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement shall not be affected thereby. The invalid provisions shall be deemed to be replaced and the gap be filled by a legally valid arrangement which corresponds as closely as possible to the intentions of the Parties or what would have been the intentions of the Parties according to the aim and purpose of this Agreement if they had recognized the gap.

12.9	Headings and Exhibits

The Exhibits to this Agreement shall form an integral part of this Agreement. The headings in this Agreement shall only serve the purpose of easier orientation and are of no consequence for the contents and interpretation of this Agreement. Statements in one provision of, or Exhibit to, this Agreement shall be deemed to have been made also for the purposes of all other provisions of, and Exhibits to, this Agreement.

12.10	Further Assurances

The Parties (including Pinnacle, Inc.) agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

12.11	Governing Law

This Agreement shall be governed by German law and terms used herein shall be construed in accordance with German law. The UN Convention on the Sale of Goods is expressly excluded.

12.12	Jurisdiction

The Courts of Hamburg shall have exclusive jurisdiction for all disputes arising out of or in connection with this Agreement, including disputes about its validity.

12.13	Entire Agreement

This Agreement, the exhibits hereto and the Related Agreements to be executed and delivered concurrently with this Agreement and to be effective on Closing (including, without limitation, the Asset Purchase and Sale Agreement, the Company Separation Agreement, the IP Cross License Agreement, the OEM Agreement and the Transitional Services Agreement), all of which form an integral part of this Agreement, constitute the entire agreement among the Parties (including Pinnacle, Inc.) with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the Parties (including Pinnacle, Inc.) with respect to the subject matter hereof and thereof.

12.14	Assignment

No Party (including Pinnacle, Inc.) may, directly or indirectly, in whole or in part, assign this Agreement or delegate any of its obligations under this Agreement without the other Party’s prior written consent. Any attempted assignment or delegation without such prior written consent will be void. Notwithstanding the foregoing, a Party, or its permitted successive assignees may assign this Agreement or delegate any rights or obligations hereunder without consent: (i) to any affiliate in the meaning of Section 15 German Stock Corporation Act or (ii) in connection with a merger, reorganization, transfer, sale of assets or product lines, or change of control or ownership of such Party or its permitted successive assignees or transferees subject however to the assignor or transferor acting as guarantor for all obligations of the assignee or transferee vis-à-vis the other contractual parties with the obligation to perform such guaranty on first demand. Without limiting the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties (including Pinnacle, Inc.) and their permitted successors and assigns.

12.15	Extension; Waiver

The Purchaser on the one hand and the Seller on the other hand may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other Parties (including Pinnacle, Inc.) hereto, (ii) waive any inaccuracies in the representations and warranties made to such other Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such other Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

12.16	Certified Copies

The Notary shall send certified copies of this deed and copies of the notice to the Company pursuant to Clause 12.4 to the recipients listed in Clause 12.5 above.

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